Dejour Closes US$1.5 Million Equity Offering

Funds Dedicated to New 2014 Woodrush Drilling

Vancouver, British Columbia- August 15, 2014 - Dejour Energy Inc. (NYSE MKT:DEJ / TSX:DEJ), (“Dejour” or the “Company”), an independent oil and gas exploration and production company operating in North America’s Piceance Basin and Peace River Arch regions, today announced that it has closed the equity financing offering previously announced on August 11, 2014, receiving net proceeds of US$1.5 million from three institutional investors to support the Company’s 2014 Woodrush development plan.

The closing of this placement and the issuance of the units has received the requisite approvals of the TSX and the NYSE MKT. The securities were issued pursuant to the Company’s shelf registration statement on Form F-3 (Registration No. 333 – 183587). This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (45,425 net acres) and Peace River Arch regions (17,000 net acres). Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The Company is publicly traded on the New York Stock Exchange Amex (NYSE MKT: DEJ) and Toronto Stock Exchange (DEJ.TO).

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:

Dejour Energy Inc.
Robert L. Hodgkinson,
Chairman & CEO
604-638-5050
investor@dejour.com

or

Craig Allison
Investor Relations- New York
914-882-0960
callison@dejour.com